

October 18, 2013

<u>Via E-Mail</u>
Mr. Scott Topping
Chief Financial Officer
Hawaiian Holdings, Inc.
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

  Re: **Hawaiian Holdings, Inc.**
     Form 10-K for the Year Ended December 31, 2012
     Filed February 8, 2013
     Form 10-Q for the Quarter Ended June 30, 2013
     Filed July 25, 2013
     File No. 001-31443

Dear Mr. Topping:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Linda Cvrkel

         Linda Cvrkel
         Branch Chief